Exhibit 3.5

AMENDMENT TO THE BYLAWS

OF

THE MONEY TREE INC.

The shareholders of The Money Tree Inc. (the “Corporation”), pursuant to Article XII of the Bylaws of the Corporation, hereby amend such Bylaws, as follows:

1.	Article III, paragraph 3.1 is amended by adding the following sentence to the end thereof: “Notwithstanding anything in these Bylaws to the contrary, there may be no loan, sale of assets, purchase of assets, or any other transaction involving a sum of money in excess of $100,000.00 without shareholder approval.”

2.	Article III, paragraph 3.2 is amended by deleting said paragraph in its entirety and replacing it with the following: “Number. The number of directors of the Corporation shall not be less than one or more than five, the precise number to be fixed by resolution of shareholders from time to time.”

3.	Article VI, paragraph 6.1 is amended by adding the following sentence to the end thereof: “Notwithstanding anything in these Bylaws to the contrary, all compensation and all benefits of the Chairman of the Board, President, Chief Executive Officer, and Chief Operating Officer, shall be fixed by all members of the Board of Directors, excluding the vote of any director or directors who hold any of the following offices: Chairman of the Board, President, Chief Executive Officer, and Chief Operating Officer.”

This Amendment shall be effective as of the date adopted by a majority of the shareholders. Except to the extent specifically amended hereby the Bylaws shall remain in full force and effect.